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                             June 6, 2024

       Yue Zhu
       Chief Executive Officer
       Lianhe Sowell International Group Ltd
       Shenzhen Integrated Circuit Design Application Industry Park
       Unit 505-3
       Chaguang Road No. 1089
       Nanshan District, Shenzhen, China

                                                        Re: Lianhe Sowell
International Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 10, 2024
                                                            File No. 333-279303

       Dear Yue Zhu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our January 25, 2024 letter.

       Form F-1 filed May 10, 2024

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Prospectus
                                                        Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and
PRC regulations. It is unclear to us that there have been changes in the regulatory
environment in the PRC since your last submission on February 29, 2024 warranting revised
disclosure to mitigate the challenges you face and related disclosures.
                                                        The Sample Letters to
China-Based Companies sought specific disclosure relating to the risk that the PRC
government may intervene in or influence your operations at any time, or may exert control
over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale.
                                                        The Sample Letters also
sought specific disclosures relating to uncertainties regarding the
 Yue Zhu
FirstName  LastNameYue    Zhu
Lianhe Sowell  International Group Ltd
Comapany
June 6, 2024NameLianhe Sowell International Group Ltd
June 6,
Page 2 2024 Page 2
FirstName LastName
         enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Your revised disclosure in response to prior comment 3 that PRC
         laws and regulations can be    revised, adjusted or refined with
detailed rules    does not
         appear to convey the same risk. Please revise your disclosure.
2. Please update your financial statements for the year ended March 31, 2024, or file an exhibit to the registration statement making the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instructions thereto.
Risk Factors
Our business may be exposed to risks associated with an increasingly concentrated customer base., page 22

3. We note your revised disclosure and response to prior comment 4. Please revise to disclose specifically when you entered into the long-term contract with Dongguan
         Kangzhihui Electronics Co. Ltd. (Dongguan) and identify the specific terms in this contract (e.g., whether this contract locks in pricing, requires minimum purchase orders, etc.). Tell us whether you intend to enter into similar long-term contracts with other customers, or otherwise explain why you entered into a long-term contract with this customer only. Finally, clarify whether all revenue generated by Dongguan, which you disclose was 23.4% for the six-months ended September 30, 2023, and 17.6% for the year-ended March 31, 2023, relates to this contract.
Risks Related to Doing Business in China, page 38

4. We note that you have removed references to China in this risk factor and removed the statement that "Intellectual Property rights and confidentiality protections in China may
         not be as effective as in the US.    Please explain to us the basis
for making these revisions.
Capitalization, page 62

5. Please revise to reflect both your capitalization and indebtedness for each scenario presented. Refer to guidance in Item 3.B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
65

6. We note one of your growth strategies is to strengthen your marketing and sales network to serve an expanding customer base in China. Please tell us whether you track the number of customers and consider this to be a key performance indicator. We also note your discussion of long-term cooperative relationships. Tell us the number of repeat customers for each period presented and your consideration to disclose such information.
         Additionally, tell us whether management uses any other key performance indicators or metrics in evaluating your business and if so, revise to include both a qualitative and quantitative discussion of any such metrics. Refer SEC Release No. 33-10751.
 Yue Zhu
Lianhe Sowell International Group Ltd
June 6, 2024
Page 3
Critical Accounting Policies and Estimates, page 75

7. Your revised disclosures in response to prior comment 5 appear to be a repetition of certain of your significant accounting policies as disclosed in Note 2 to your financial statements. Please revise here to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk
       related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 5.E of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameYue Zhu
                                                              Division of
Corporation Finance
Comapany NameLianhe Sowell International Group Ltd
                                                              Office of
Technology
June 6, 2024 Page 3
cc:       Anna J. Wang
FirstName LastName